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                          May 18, 2022

       Jill C. Milne
       President and Chief Executive Officer
       Astria Therapeutics, Inc.
       100 High Street, Floor 28
       Boston, Massachusetts 02110

                                                        Re: Astria
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2022
                                                            File No. 333-264911

       Dear Ms. Milne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rosemary G. Reilly,
Esq.